UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Zynerba Pharmaceuticals, Inc.
(Name of Subject Company)

Zynerba Pharmaceuticals, Inc.
(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

98986X109
(CUSIP Number of Class of Securities)

Armando Anido
Zynerba Pharmaceuticals, Inc.
Chairman and Chief Executive Officer
80 W. Lancaster Avenue, Suite 300
Devon, Pennsylvania 19333
(484) 581-7505
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rachael M. Bushey, Esq.
Jennifer L. Porter, Esq.
Laura K. Umbrecht, Esq.
Goodwin Procter LLP
One Commerce Square
2005 Market St., 32nd Floor
Philadelphia, PA 19103
(445) 207-7800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Zynerba Pharmaceuticals, Inc., a Delaware corporation (“Zynerba” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 28, 2023, relating to the tender offer by Xylophone Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Harmony Biosciences Holdings, Inc., a Delaware corporation (“Harmony Biosciences”), to acquire all of the issued and outstanding shares of Zynerba’s common stock, par value $0.001 per share (the “Shares”) for (i) $1.1059 per Share in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one contingent value right per Share, subject to any applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Harmony Biosciences and Purchaser with the SEC on August 28, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal filed by Harmony Biosciences and Purchaser with the SEC on August 28, 2023 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

All page references used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from the supplemental disclosures, and capitalized terms used herein, unless otherwise defined, have the meanings set forth in the Schedule 14D-9. Underlined and bolded text shows text being added to a referenced disclosure in the Schedule 14D-9 and stricken-through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. Except as specifically noted herein, the information set forth in the Schedule 14D-9, as amended by the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed with the SEC on September 14, 2023 and the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed with the SEC on September 15, 2023, remains unchanged. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The disclosure under the heading “Tender Offer” is hereby amended and supplemented by replacing the third full paragraph beginning on page 3 of the Schedule 14D-9 in its entirety with the following:

The Offer, which was previously scheduled to expire at 5:00 p.m. (New York City time) on September 26, 2023, is being extended until 5:00 p.m. (New York City time) on October 10, 2023 (the “Expiration Date”). ~~The Offer will initially expire at 5:00 p.m. (New York City time) on September 26, 2023 (the “Expiration Date”).~~ The expiration date may be extended further: (i) if on the then scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied, or waived by Harmony Biosciences or Purchaser if permitted under the Merger Agreement, then Purchaser may, and at the request of Zynerba, shall, extend the Offer for one (1) or more occasions in consecutive increments of up to ten (10) business days (or such longer period as may be agreed to by Zynerba and Harmony Biosciences) in order to permit the satisfaction of such Offer Conditions (subject to the right of Harmony Biosciences or Purchaser to waive any Offer Condition to the extent permitted under the Merger Agreement) and (ii) Purchaser shall (and Harmony Biosciences shall cause Purchaser to) extend the Offer from time to time to the minimum extent required by any applicable law, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer, except that Purchaser shall not (A) be required to extend the Offer and the then-scheduled Expiration Date beyond the earlier to occur of (the “Extension Deadline”) (1) the valid termination of the Merger Agreement or (2) the first business day following the “End Date” under the Merger Agreement, which is November 13, 2023, or (B) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Zynerba; and (ii) Purchaser shall extend the Offer for the minimum period required by applicable law, requirement, interpretation or position of the SEC or its staff or Nasdaq Capital Market (“Nasdaq”) or its staff.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following new subsection shall be added immediately before the final subsection entitled “Cautionary Note Regarding Forward-Looking Statements”:

Extension of Offer Expiration Date

On September 27, 2023, Harmony Biosciences announced an extension of the Expiration Date until 5:00 p.m. (New York City time) on October 10, 2023, unless further extended in accordance with the Merger Agreement. The Offer was previously set to expire at 5:00 p.m. (New York City time) on September 26, 2023. According to the press release issued by Harmony Biosciences, Equiniti Trust Company, LLC, the depositary for the Offer, advised Harmony Biosciences that, as of 5:00 p.m. (New York City time) on September 26, 2023, 17,298,313 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 32.1% of the outstanding Shares. The press release issued by Harmony Biosciences announcing the extension of the Offer is filed as Exhibit (a)(5)(B) to Amendment No. 2 to the Schedule TO and is incorporated herein by reference.

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(L)	Press Release issued by Harmony Biosciences Holdings, Inc., dated September 27, 2023 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO Amendment No. 2).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2023

Zynerba Pharmaceuticals, Inc.

	By:	/s/ Armando Anido
	Name:	Armando Anido
	Title:	Chairman and Chief Executive Officer